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ANNUAL AUDITED REPORT Processing
FORM X-17A-5   Section
PART III   FEB 25 2009

SEC FILE NUMBER
8- 65585

FACING PAGE   Washington, DC
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/08_____ AND ENDING _____12/31/08_____
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PRO SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

744 BROAD STREET, 23RD FLOOR

(No. and Street)

NEWARK   NEW JERSEY   07102
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Paolillo (973) 286-8750

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WITHUMSMITH+BROWN, P.C.

(Name – *if individual, state last, first, middle name*)

ONE SPRING STREET   NEW BRUNSWICK   NEW JERSEY   08901
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __David Scheckel__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __PRO SECURITIES, LLC__ , as of __December 31__ , 20 __08__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRIAN M CAPUANO
Notary Public
State of New Jersey
My Commission Expires Apr 28, 2011

_____
Signature

Chief Executive Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pro Securities, LLC
(a Wholly-Owned Subsidiary of Order Execution Services Holdings, Inc.)
Table of Contents
<u>December 31, 2008</u>



WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

One Spring Street
New Brunswick, New Jersey 08901 USA
732 828 1614 . fax 732 828 5156
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Auditors' Report

To the Board of Directors,
Order Execution Services Holdings, Inc.:

We have audited the accompanying statement of financial condition of Pro Securities, LLC (a wholly-owned subsidiary of Order Execution Services Holdings, Inc.), as of December 31, 2008, and the related statements of income, changes in member's equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pro Securities, LLC, as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements Pro Securities, LLC's only customer, terminated their agreement during 2008. The Company no longer has any customers and remains solely for the prospect of future business ventures.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on the computation of net capital pursuant to Uniform Net Capital Rule 15c3-1 and other information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WithumSmith+Brown, PC

February 12, 2009

Pro Securities, LLC
(a Wholly-Owned Subsidiary of Order Execution Services Holdings, Inc.)
Statement of Financial Condition
December 31, 2008

Assets

Cash	$	67,049
Deposits at clearing organizations		216,117
Receivables from customer		68,000
Due from Parent and affiliates, net		229,769
Other assets		6,917
	$	587,852

Liabilities and Member's Equity

Accounts payable	$	4,085
Accrued expenses and other current liabilities		12,000
		16,085
Member's equity		571,767
	$	587,852

The Notes to Financial Statements are an integral part of this statement.

2

Pro Securities, LLC
(a Wholly-Owned Subsidiary of Order Execution Services Holdings, Inc.)
Statement of Income
Year Ended December 31, 2008

Revenue	$	569,854
Expenses		
Employee compensation and benefits		156,246
Equipment expense		5,641
Professional fees		108,878
Occupancy		27,264
Communications		3,671
Travel and entertainment		10,033
Dues fees and assessments		12,685
Clearing fees		1,652
Other expense		2,542
Bad debt recoveries		(3,214)
		325,398
Income before provision for income taxes		244,456
Provision for income taxes - allocated from Parent		92,795
Net income	$	151,661

The Notes to Financial Statements are an integral part of this statement.

Pro Securities, LLC
(a Wholly-Owned Subsidiary of Order Execution Services Holdings, Inc.)
Statement of Changes in Member's Equity
Year Ended December 31, 2008

Balance at beginning of year	$	420,106
Net income		151,661
Balance at end of year	$	571,767

Pro Securities, LLC
(a Wholly-Owned Subsidiary of Order Execution Services Holdings, Inc.)
Statement of Cash Flows
Year Ended December 31, 2008

Cash flows from operating activities		
Net income	$	151,661
Adjustments to reconcile net income to net cash		
used by operating activities		
Bad debt recoveries		(3,214)
Change in operating assets		
Deposits at clearing organizations		(1,986)
Receivables from customer		70,621
Due from Parent and affiliates, net		(238,958)
Other assets		(748)
Change in operating liabilities		
Accounts payable		3,323
Accrued expenses and other current liabilities		(6,000)
Net cash used by operating activities		(25,301)
Net decrease in cash		(25,301)
Cash		
Beginning of year		92,350
End of year	$	67,049

The Notes to Financial Statements are an integral part of this statement.

5

Pro Securities, LLC
(a Wholly-Owned Subsidiary of Order Execution Services Holdings, Inc.)
Notes to Financial Statements
December 31, 2008

1. **Organization**

    Pro Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company was formed under the Limited Liability Company laws of the State of California. The Company is a single-purpose broker-dealer acting as the outbound router exchange facility of the NASDAQ OMX PHLX ("Phlx"). The Company was primarily engaged in providing outbound routing services to Phlx participants and is a member of the Phlx. The Phlx and the Company terminated their agreement in November 2008 (Note 7). The Company does not currently have any customers and exists solely for the purpose of the future prospects.

2. **Significant Accounting Policies**

    Revenue Recognition
    The Company records proprietary transactions in securities and the related revenue and expenses on a trade-date basis.

    In conjunction with the services the Company provides, it is subject to certain fees, such as Section 31 transaction fees, that it passes along to its customers. The Company follows Emerging Issues Task Force 99-19 *"Reporting Revenue Gross as a Principal versus Net as an Agent"*, and has determined that it is the primary obligor in the arrangement and accordingly includes these amounts in gross revenue and expenses. For the year ended December 31, 2008, $– is included in gross revenue and expense in the statement of operations.

    Use of Estimates
    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

    Receivables and Credit Policy
    Receivables are obligations due from the customer under terms requiring payments up to sixty days from the service date. The Company does not accrue interest on unpaid receivables. Customer receivable balances with invoice dates over ninety days are reviewed for delinquency. Management reviews these accounts taking into consideration the size of the outstanding balance and the past history with the customer. Accounts receivable are stated at the amount management expects to collect from balances outstanding at year end. The carrying amount of receivables is reduced by a valuation allowance that reflects management's best estimate of the amount that will not be collected.

    Payments of accounts receivable are allocated to specific invoices identified on the customer's remittance advice or, if unspecified, are applied to earliest unpaid invoices.

    The Company provides for a general reserve for uncollectible accounts receivable at 3 percent of the gross balance outstanding. However, included in accounts receivable are approximately $68,000 of charges to the customer that have been outstanding for greater than 90 days, on average. The Company has not recorded a specific reserve against such amounts because management believes the amounts are collectible. The Company believes that any subsequent loss associated with these unpaid charges will not materially affect the financial position or operations of the Company, and will have no impact on the Company's regulatory net capital computation.

Concentration of Credit Risk

The Company maintains cash balances, with financial institutions in amounts which, at times, are more than amounts insured by the Federal Deposit Insurance Corporation. Management monitors the soundness of these institutions and considers the Company's risk negligible. As described in Note 1, 100 percent of the Company's revenue and receivables are derived from transactions with the Philadelphia Stock Exchange.

3. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $5,000 or 6-2/3 percent of aggregate indebtedness. Net capital and aggregate indebtedness change from day to day. At December 31, 2008, the Company had net capital of $96,133, which was $88,236 in excess of its required net capital of $7,897.

4. **Off-Balance-Sheet Risk**

In the normal course of business, the Company's customer activities include the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

5. **Related Party and Affiliated Transactions**

The Company is a wholly owned subsidiary of Order Execution Services Holdings, Inc. (the "Parent") and shares common management with all of the Parent's other wholly-owned and majority-owned subsidiaries, which include: ABS Brokerage Services LLC now OES Brokerage Services LLC, ISE Route LLC, Order Execution Services LLC, Princeton Financial Technology Group LLC, and OTR LLC.

The Company has an expense sharing arrangement with the Parent and the other affiliated companies. Under the provisions of the expense sharing arrangement, certain common expenses are paid by the Parent and affiliates and allocated to the Company. During the year, the Parent and other affiliated companies paid $216,218 of general and administrative costs on behalf of the Company. The Company also pays OTR, LLC a monthly fee of $6,500 for systems and programs maintenance support, which totaled $78,000 for the year and is included in professional fees in the statement of income.

Additionally, the Company uses the broker-dealer services of two affiliates to route orders, and as such incurs clearing and exchange fees. Included in clearing and exchange fees in the statement of income is $2 charged from these affiliates.

At December 31, 2008, the Company had $102,364 of non-interest bearing loans payable to the affiliates, and $332,133 of non-interest bearing loans receivable from the Parent.

6. **Income Taxes - Allocated from Parent**

The Company is a single-member LLC and its taxable income is included on the Parent's consolidated tax return. The provision for income taxes presented in the statement of income represents the Company's share of the Parent's current and deferred income taxes, and is allocated based on an informal tax sharing arrangement, which allocates that benefit or provision based on the Company's taxes as if it filed its own tax returns. Included in due from Parent and affiliate is $92,795 of income taxes which represents the tax expense of the Parent attributable to the current year income of the Company.

7.   **Commitments and Contingencies**

During 2008, the Company was party to an agreement with the Philadelphia Stock Exchange to provide outbound routing services. This agreement provided for the reimbursement of costs incurred by the Company to setup and operate the outbound router facility. The agreement was terminated early in November 2008. The Company received $280,500 as part of the termination, which is included in gross revenues on the statement of income.

In January 2009, the Company became a party to the statement of claim filed by its sister company, OES Brokerage Services LLC against its former clearing firm, Penson Financial Services Inc. ("Penson"). The Company is seeking to recover its security deposit of $63,584 that was to have been returned when the Company terminated its clearing agreement with Penson in July 2008. While the Company fully expects to recover its deposit, the Company believes that the failure to recover the deposit would not have a material effect upon its net capital.

Pro Securities, LLC
(a Wholly-Owned Subsidiary of Order Execution Services Holdings, Inc.)
Computation of Net Capital Pursuant to Uniform
Net Capital Rule 15C3-1
December 31, 2008

Net capital		
Member's equity	$	571,767
Deductions		
Nonallowable assets		
Receivables from customer		68,000
Other assets		402,634
Total debits		470,634
Net capital before haircuts on securities positions		101,133
Haircuts on securities and other deductions		
Other deductions		5,000
Net capital		96,133
Minimum net capital		7,897
Excess capital	$	88,236
Excess net capital at 1000 percent	$	84,288
Computation of minimum net capital		
Aggregate indebtedness	$	118,449
6-2/3 percent of aggregate indebtedness	$	7,897
Statutory minimum	$	5,000
Greater of the statutory minimum or 6-2/3 percent of aggregate indebtedness	$	7,897
Ratio of aggregate indebtedness to net capital		1.2 to 1

See Independent Auditors' Report.

Pro Securities, LLC
(a Wholly-Owned Subsidiary of Order Execution Services Holdings, Inc.)
Other Information
December 31, 2008

1. **Computation for determination of reserve requirements under Rule 15c3-3**

   The Company operates under the exemptive provision of paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions clear through other broker-dealers on a fully disclosed basis. The names of the clearing firms are Broadcort Correspondent Clearing Division of Merrill Lynch, Pierce, Fenner & Smith, Inc. and Penson Financial Services.

2. **Information relating to the possession or control requirements under SEC Rule 15c3-3**

   The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2008.

3. **Reconciliation pursuant to SEC Rule 17a-5(d)(4)**

   There was no reconciliation of net capital pursuant to SEC Rule 17a-5(d)(4), as there were no differences between the net capital per the unaudited form X-17A-5 and the amount computed pursuant to net capital rule 15c3-1 on the previous page.

See Independent Auditors' Report.



WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

One Spring Street

New Brunswick, New Jersey 08901 USA

732 828 1614 . fax 732 828 5156

www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

**Independent Auditors' Report on Internal Accounting Control
Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an
Exemption From SEC Rule 15c3-3**

To the Board of Directors,
Order Execution Services Holdings, Inc.:

In planning and performing our audit of the financial statements of Pro Securities, LLC, (a subsidiary of Order Execution Services Holdings, Inc.) as of December 31, 2008 and for the year then ended, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-referenced objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Pro Securities, LLC, to achieve all the divisions of duties and crosschecks generally included in an internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

William Smith + Brown, PC

February 12, 2009

END